UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K
(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2020

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from to .

001-39320
(Commission File Number)

______________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST MIDWEST BANCORP, INC.
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631-3655

REQUIRED INFORMATION

Items 1 - 3.        Omitted in accordance with Item 4.
Item 4.     The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the Plan financial statements and schedule included herein are prepared in accordance with the financial reporting requirements of ERISA.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

December 31, 2020 and 2019

With Report of Independent Registered Public Accounting Firm

FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 1996.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 29, 2021

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2020	2019
Assets
Cash	$332	$591,735
Investments, at fair value	26,171,248	236,897,708
Receivables:
Broker receivable	243,497,367	—
Contributions receivable	4,596,502	3,408,181
Dividends receivable	205,393	149,614
Notes receivable from participants	5,010,288	4,875,539
Total receivables	253,309,550	8,433,334
Net assets available for benefits	$279,481,130	$245,922,777

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2020	2019
Additions
Investment income:
Interest and dividends	$8,385,585	$6,339,610
Net appreciation in fair value of investments	22,007,040	38,051,977
Total investment income	30,392,625	44,391,587
Interest income on notes receivable from participants	190,810	286,772
Contributions:
Employer contributions	9,767,009	8,378,389
Participant contributions	13,593,300	11,821,953
Rollover contributions	2,142,224	1,241,744
Total contributions	25,502,533	21,442,086
Total additions	56,085,968	66,120,445
Deductions
Benefits paid and distributions to participants	22,132,055	14,797,584
Administrative expenses	395,560	243,546
Total deductions	22,527,615	15,041,130
Net increase in net assets available for benefits	33,558,353	51,079,315
Net assets available for benefits at beginning of year	245,922,777	194,843,462
Net assets available for benefits at end of year	$279,481,130	$245,922,777

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for informational purposes. The Plan document provides more complete information about the Plan.
General – First Midwest Bancorp, Inc. ("FMBI" or the "Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan that, prior to January 1, 2021, covered substantially all full-time and part-time employees meeting certain age and length-of-service criteria. Starting on January 1, 2021, all employees are immediately eligible to participate in the Plan. The Plan is subject to the provisions of ERISA.
Contributions and Vesting – The Plan gives participants (including certain highly compensated employees) the option to contribute up to 100% of their pre-tax base salary through salary deductions subject to the limitations specified in Section 401(k) of the Internal Revenue Code (the "Code"). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover contributions").
The Company makes a matching contribution equal to 100% of a participant's first 3% of pre-tax contributions and 50% of a participant's next 2% of pre-tax contributions. Matching contributions are made each pay period to the Plan on behalf of participants. On an annual basis, the Company automatically contributes 2% of a participant's eligible compensation regardless of voluntary contributions made by the participant. There is also a discretionary profit sharing component to the Plan, which permits the Company to contribute an amount up to 15% of each participant's compensation to the Plan, subject to the limitations specified in the Plan document. Prior to January 1, 2021, the Company's matching contributions vested immediately, while the automatic and discretionary components vested over six years. Starting on January 1, 2021, all Company contributions vest immediately.
Participants are entitled to receive the vested balance in their Plan accounts upon retirement, termination of employment, total disability, or death, subject to the Plan's vesting provisions. Upon certain terminations of employment, any unvested portion attributable to the participant is forfeited. Company contributions are reduced by these forfeitures during the year. For the Plan years ended December 31, 2020 and 2019, forfeitures totaling $128,012 and $111,265, respectively, were used to reduce Company contributions.
Investment Options – Participants may direct their contributions as well as Company contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan ("ESOP") Fund. Only the Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.
During 2020, common trust funds were maintained by the First Midwest Bank Wealth Management Division (the "Trustee") in the Daily Valuation Mutual Fund ("Daily Fund"). All other investments were held by the Charles Schwab Trust Company. Retirement Direct, LLC is an independent third-party that managed and maintained the recordkeeping for the Plan. On December 31, 2020, all mutual funds, common trust funds, and certain money market accounts were liquidated in order to transition assets to the third-parties that will manage and maintain the Plan in 2021. The transaction was settled subsequent to December 31, 2020 and the amount totaling $243.5 million is included as a broker receivable in the Statements of Net Assets Available for Benefits.
Starting on January 4, 2021, Great-West Trust Company, LLC began managing and maintaining the recordkeeping and acting as a directed trustee for the Plan. Investment options include common trust funds managed by Mercer Investments LLC and State Street Global advisors, mutual funds managed by Vanguard, and participant-directed brokerage accounts.
The funds in the Plan are valued on a daily basis. The Plan enables participants to make changes to their Plan account on a daily basis, including the FMBI Stock Fund and ESOP Fund.

Payment of Benefits – Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive "in-kind" distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollovers of account balances between $1,000 and $5,000 into an Individual Retirement Account at First Midwest Bank, or payment to the participant for balances less than $1,000, if the participant has not elected a final distribution within 31 days after termination of employment.
Investment of Plan Assets – A trust was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, a subsidiary of the Company and a party-in-interest. Effective January 4, 2021, Great-West Trust Company, LLC began acting as directed trustee for the Plan.
Participant Accounts – Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Administrative expenses are allocated on a pro rata basis to all participant accounts. The vested account balance represents benefits to which a participant is entitled at any given time.
Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is 60 months. The loans are secured by the balance in the participant's account and bear interest at local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through biweekly payroll deductions.
Temporary Changes to Allowable Distributions and Loan Limits Due to COVID-19 – In March of 2020, the CARES Act (the "CARES Act") was enacted by the U.S federal government in response to the economic disruption caused by the COVID-19 pandemic. In accordance with the CARES Act, the Plan began allowing participants to take distributions from the Plan for reasons related to the COVID-19 pandemic in an amount up to $100,000 without penalty. If the distributions are not repaid within three years, they are treated as taxable income. In addition, the loan limits of the Plan increased to the lesser of $100,000 or the participant's entire balance if they were originated within 180 days of the signing of the CARES Act with repayment to start one year after the loan distribution. Participants were also permitted to request a deferral of payments on an outstanding loan from March 27, 2020 through December 31, 2020. The distributions completed, loans originated, and payment deferrals during 2020 under this guidance were immaterial.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation – The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.
Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution based on the terms of the Plan, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition – Investments held by the Plan are stated at fair value. Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. See Note 4, "Fair Value Measurements," for further discussion and disclosures.
Purchases and sales of securities are recognized on a trade date basis. The cost of securities sold is based on the specific identification method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments results from realized and unrealized investment gains (losses) on investments bought, sold, and held during the year.
Administrative Expenses – Administrative expenses totaling $395,560 and $243,546 were paid by the Plan for the years ended December 31, 2020 and 2019, respectively. Administrative expenses related to loans and distributions are paid for by those participants to whom loans or distributions were made.
Adopted Accounting Pronouncements and Other Guidance
Changes to the Disclosure Requirements for Fair Value Measurement: In August of 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13 that eliminates, modifies, and adds to certain fair value measurement disclosure requirements associated with the three-tiered fair value hierarchy. This guidance is effective for annual and interim periods beginning after December 15, 2019. The adoption of this guidance on January 1, 2020 did not materially impact the Plan's disclosures.
3. INCOME TAXES
The Plan received a determination letter from the Internal Revenue Service ("IRS"), dated August 26, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. FAIR VALUE MEASUREMENTS
Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, the Plan measures, records, and reports various types of assets at fair value in the Statements of Net Assets Available for Benefits.
Depending on the nature of the asset, the Plan uses various valuation methodologies and assumptions to estimate fair value. GAAP provides a three-tiered fair value hierarchy based on the inputs used to measure fair value. The hierarchy is defined as follows:
•Level 1 – Quoted prices in active markets for identical assets.
•Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. These inputs require significant management judgment or estimation, some of which use model-based techniques and may be internally developed.
Assets are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value. Assets may change levels within the fair value hierarchy due to market conditions or other circumstances. Those transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets between levels of the fair value hierarchy during the periods presented.

Valuation Techniques and Inputs
The following describes the valuation techniques and inputs used for each major class of asset measured at fair value, including the level in the fair value hierarchy.
•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and, therefore, are classified as level 1 in the fair value hierarchy.
•Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.
•Mutual funds are valued at quoted market prices, which represents the Net Asset Value ("NAV") of shares held by the Plan at the end of the year and are classified as level 1 in the fair value hierarchy.
•Common trust funds are valued at NAV on the last business day of the Plan's year end, which is provided by the Trustee of the fund to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The Plan classified common trust funds as level 2 in the fair value hierarchy as they have a readily determinable fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table shows the Plan's assets carried at fair value by level in the fair value hierarchy as of December 31, 2020 and 2019.

	Level 1	Level 2	Level 3	Total
As of December 31, 2020
Money market funds	$8,844,716	$—	$—	$8,844,716
Common stocks	17,326,532	—	—	17,326,532
Total assets at fair value	$26,171,248	$—	$—	$26,171,248
As of December 31, 2019
Money market funds	$11,838,187	$—	$—	$11,838,187
Mutual funds	178,803,144	—	—	178,803,144
Common stocks	24,656,167	—	—	24,656,167
Common trust funds:
Small/mid U.S. equity	—	6,357,051	—	6,357,051
Balanced/asset allocation	—	3,655,709	—	3,655,709
Intermediate government/corporate bond fund	—	11,587,450	—	11,587,450
Total assets at fair value	$215,297,498	$21,600,210	$—	$236,897,708
5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan investments include money market funds that as of December 31, 2020 were held by Charles Schwab Trust Company, which provided custodial services to the Plan. Units of common trust funds held by the Plan as of December 31, 2020 were managed by the Trustee. The Plan also invests in the common stock of the Company and funds participant loans. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received $647,356 and $574,152 in common stock dividends from the Company for the years ended December 31, 2020 and 2019, respectively.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020
PLAN NUMBER 002: EIN 36-3161078

(a)	(b) Identity of Issue	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Money Market Funds
*	Schwab Investor Money Fund	$8,844,716	N/A	$8,844,716
	Common Stock
*	First Midwest Bancorp, Inc.	1,088,350	N/A	17,326,532

*	Participant loans	Interest Rates Range from 4% to 8% Maturing on Various Dates		5,010,288
				$31,181,536

* An asterisk in column (a) denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.
N/A – Investments are participant directed; therefore, cost is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First Midwest Bancorp, Inc. Retirement and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Date: June 29, 2021	/s/ PATRICK S. BARRETT
Patrick S. Barrett Executive Vice President and Chief Financial Officer of First Midwest Bancorp, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Documents
23	Consent of Independent Registered Public Accounting Firm